SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2021
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 3, 2021

List of materials

Documents attached hereto:

i) Press release: Notice of Change in Ticker Symbol for American Depositary Shares

February 3, 2021

Sony Corporation

Notice of Change in Ticker Symbol for American Depositary Shares

As previously announced on May 19, 2020 in the press release titled “Announcement of New Sony Group Organizational Structure,” Sony Corporation will change its company name to “Sony Group Corporation” effective on April 1, 2021.  In connection with this change, the ticker symbol for American Depositary Shares of Sony Corporation traded on the New York Stock Exchange will change from “SNE” to “SONY” effective on the same date.

- EOF -